Michael J. McElroy

(202) 339-8491

mmcelroy@orrick.com

April 11, 2006

Ms. Susan Block, Esquire, Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wachovia Mortgage Loan Trust, LLC
Registration Statement on Form S-3
File No. 333-130771
Response to SEC Comment Letter dated March 31, 2006

Dear Ms. Block:

On behalf of Wachovia Mortgage Loan Trust, LLC ("WMLT"), this letter responds to your letter dated March 31, 2006 (the "Comment Letter"), providing comments on the Registration Statement on Form S-3, file no. 333-130771 (the "Registration Statement") submitted on March 10, 2006 by WMLT.

For your convenience, each of your comments has been reproduced below, followed by WMLT's response. All capitalized terms defined in the applicable prospectus supplement or the prospectus and used in the following responses without definition, have the meanings specified in the Registration Statement.

Prospectus Supplement - Certificates

Summary, page S-3

Comment 1:

We reissue comment 8 of our letter dated January 27, 2006 in its entirety. Please include a bracketed placeholder in the summary section to show that you will disclose the expected final and final scheduled maturity or principal distribution dates of each class of securities or explain to us why it is not applicable to this transaction.

Susan Block

Securities and Exchange Commission

April 11, 2006

Response:

We have disclosed the "scheduled final distribution date" with respect to the certificates on page S-2 of the prospectus supplement. The scheduled final distribution date will occur in the month in which the latest maturity date of the mortgage loans in the trust occurs. However, because the securities described in this prospectus supplement are pass-through certificates (where the economics of the trust assets (interest rates, interest and principal payments, etc. on the mortgage loans) are "passed-through" to the holders of the securities through the payments of the obligors), and the mortgage loans may be prepaid at any time, it is not possible to predict the rate at which securityholders will receive distributions of principal. Therefore, there is no "expected final distribution date" for these securities. There is disclosure on how the rate of principal payments or prepayments on the mortgage loans can influence the weighted average lives of the securities under "Summary—Prepayment and Yield Considerations" and "Prepayment and Yield Considerations—Weighted Average Lives of the Offered Certificates" in the prospectus supplement.

Additionally, note that the occurrence of the actual final distribution date prior to, or after, the scheduled final distribution date will not cause a default or acceleration event to occur with respect to the securities.

The Mortgage Pool, page S-29

Comment 2:

We note your response to comment 28 of our letter dated January 27, 2006. Please revise to present statistical information in a tabular or graphical format as it would likely aid investors in their understanding of the delinquency information. Refer to Item 1100(b) of Regulation AB.

Response:	We have made the revision to present the statistical information in a tabular form as requested on pages S-30 and S-31.

Prospectus Supplements - Notes

Revolving Periods, Managed Amortization Periods and Rapid Amortization Periods, page S-16

Comment 3:

Please disclose here, or in an appropriate section of the base prospectus, that the revolving period will be limited to home equity lines of credit. Otherwise, please provide the disclosure required by the disclosure required by Item 1111(g)(3) and (4) of Regulation AB, and that the revolving period

Susan Block

Securities and Exchange Commission

April 11, 2006

will not be more than three years from the date of issuance per Item 1101(c)(3)(iii) of Regulation AB.

Response:

We have disclosed that revolving periods will only apply to revolving assets such as home equity lines of credit, and that revolving periods will be limited to three years from the date of issuance of the related securities, on page 28 of the base prospectus.

Comment 4:

We note from your response to comment 11 of our letter dated January 27, 2006 that some discussion of the revolving period is located on page 34 of the base prospectus. However, we suggest that you include a separately captioned section discussion the revolving period in an appropriate section of the base prospectus.

Response:	We have included a separately captioned section on page 28 of the base prospectus.

Credit Enhancement and Other Support, page S-17

Comment 5:

We note your response to comment 24 of our letter dated January 27, 2006. Please clarify whether losses not covered by credit enhancement will be allocated to the securities or classes of securities in any particular order of priority and if so revise.

Response:	We have made the clarifications as requested on pages S-17 and S-18.

Base Prospectus

Description of the Trusts, page 20

Comment 6:

We note your responses to our prior comments 30 and 32. Please confirm to us that in no eventually will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Response:	For any securities offered pursuant to the Registration Statement, only indexes of interest rates for debt will govern the interest rate provisions for the securities or the underlying assets.

Susan Block

Securities and Exchange Commission

April 11, 2006

Methods of Distribution, page 129

Comment 7:

We note your response to our prior comment 30 and your revised disclosure regarding “certain circumstances” that will require the offering of the relevant underlying securities to be registered as a primary offering of such underlying securities in accordance with the Securities Act. Please provide disclosure on what you mean by “certain circumstances” here or elsewhere in the base prospectus.

Response:

We have added disclosure on page 130 that describes the circumstances that will require the offering of the relevant underlying securities to be registered as a primary offering of such underlying securities in accordance with the Securities Act.

Comment 8:

Please disclose that the issuing entity, depositor, sponsor and each underwriter for the asset-backed securities will be an underwriter for the offering of the underlying securities. Refer to Rule 190(b)(5) under the Securities Act.

Response:

We have added bracketed disclosure on page S-88 of the prospectus supplement for certificates and page S-127 of the prospectus supplement for notes to reflect that if the offering of the relevant underlying securities is required to be registered as a primary offering of such underlying securities in accordance with the Securities Act, then the issuing entity, depositor, sponsor and each underwriter for the asset-backed securities will be an underwriter for the offering of the underlying securities.

Part II

Signatures

Comment 9:

We reissue comment 35 of our letter dated January 27, 2006 in its entirety. While we note that your response letter indicates which person will be performing each function stipulated by General Instruction V.B. of Form S-3, it is unclear from the signature page which person will be performing each of the respective functions. Please revise.

Response:	We have revised the signature page as you have requested.

Susan Block

Securities and Exchange Commission

April 11, 2006

*     *     *

Should you have any questions about this letter, please do not hesitate to contact me at (202) 339-8491.

Respectfully submitted,

/s/ Michael J. McElroy

Michael J. McElroy

cc:           John Stickel, Staff Attorney, Division of Corporation Finance

Katherine Crost, Orrick, Herrington & Sutcliffe LLP

Robert J. Perret, Wachovia Capital Markets, LLC

David K. Tinkler, Wachovia Corporation